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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 5)1
Acco Brands Corporation
(Name of Issuer)
Common Stock ($0.01 par value) and the associated preferred share purchase rights
(Title of Class of Securities)
000081T 10 8
(CUSIP Number)
Arthur Schiller
Lane Industries, Inc
One Lane Center
Northbrook, Illinois 60062
(847) 291-5703
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 21, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
       Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	000081T 10 8	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Lane Industries, Inc., a Delaware corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
36-2668230

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		88,924 shares.

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,625,797 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		88,924 shares.

WITH	10	SHARED DISPOSITIVE POWER:

2,625,797 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,714,721 shares.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO/HC

CUSIP No.	000081T 10 8	Page	3	of	7

1	NAMES OF REPORTING PERSONS: LED I LLC, a Delaware limited liability company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
87-0754776

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		192,884 shares.

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

192,884 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,714,721 shares.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	000081T 10 8	Page	4	of	7

1	NAMES OF REPORTING PERSONS: LED II LLC, a Delaware limited liability company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
87-0754777

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,432,913 shares.

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

2,432,913 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,714,721 shares.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Item 4. Purpose of the Transaction
Item 5. Interest in Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURES

Amendment No. 5 to Schedule 13D
     This Amendment No. 5 to Schedule 13D (this “Schedule”) is being filed jointly by Lane Industries, Inc., a Delaware corporation (“Lane”), LED I LLC, a Delaware limited liability company and wholly owned subsidiary of Lane (“LED I”), and LED II LLC, a Delaware limited liability company and wholly owned subsidiary of Lane (“LED II” and, together with LED I and Lane, the “Filing Parties”). This Schedule is being filed for the purpose of reporting the maturity and settlement of LED I’s obligation to deliver shares of Common Stock to Deutsche Bank AG pursuant to the Forward Contract.
     Except as amended hereby, the original Schedule 13D filed by Lane on August 26, 2005, as amended by Amendment No. 1 to Schedule 13D filed on November 23, 2005, Amendment No. 2 to Schedule 13D filed on March 2, 2006, Amendment No. 3 to Schedule 13D filed on March 20, 2006, and Amendment No. 4 to Schedule 13D filed on September 28, 2006 (the “Original 13D”), remains in full force and effect and shall be read together with this Schedule. Capitalized terms not defined herein shall have the meanings ascribed to them in the Original 13D.
Item 4. Purpose of the Transaction.
Item No. 4 is supplemented and amended as follows:
     This Schedule is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended to include the disposition of Common Stock by LED I pursuant to the maturity of the Forward Contract on November 21, 2006.
Item 5. Interest in Securities of the Issuer.
Item No. 5 is supplemented and amended as follows:
     According to the Issuer’s most recent Quarterly Report on Form 10-Q, as of November 1, 2006, approximately 53,623,543 shares of Common Stock were outstanding.
     (a) and (b) The Filing Parties in the aggregate may be deemed to beneficially own 2,714,721 shares of Common Stock. This number of shares equals 5.06% of the outstanding Common Stock. The Filing Parties in the aggregate may be deemed to have the shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,714,721 shares of Common Stock, which represents approximately 5.06% of the voting power of the Common Stock.
     Lane may be deemed to beneficially own 2,714,721 shares of Common Stock by virtue of the 88,924 shares of Common Stock held directly by Lane and the 2,625,797 shares of Common Stock held directly by LED I and LED II, which entities Lane controls. This number of shares equals 5.06% of the outstanding Common Stock. Lane may be deemed to have the sole power to vote or direct the vote of and to dispose of or direct the disposition of 2,714,721 shares of Common Stock, which represents approximately 5.06% of the voting power of the Common Stock.
     LED I may be deemed to beneficially own 192,884 shares of Common Stock. This number of shares equals 0.36% of the outstanding Common Stock. LED I may be deemed to have the shared power to vote or direct the vote of and to dispose of or direct the disposition of 192,884 shares of Common Stock, which represents approximately 0.36% of the voting power of the Common Stock.
     LED II may be deemed to beneficially own 2,432,913 shares of Common Stock. This number of shares equals 4.54% of the outstanding Common Stock. LED II may be deemed to have the shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,432,913 shares of Common Stock, which represents approximately 4.54% of the voting power of the Common Stock.

     (c) On November 21, 2006, LED I’s obligation to deliver up to 1,467,125 shares of Common Stock to Deutsche Bank AG pursuant to the Forward Contract matured. The settlement price of the Forward Contract, determined by averaging the closing reported sales price of the Common Stock on the ten trading days prior to and including November 21, 2006, was $24.91. Pursuant to the terms of the Forward Contract, upon settlement, LED I delivered 1,323,416 shares of Common Stock to Deutsche Bank in return for $31,059,036 in cash. LED I retained ownership in the remaining 143,709 of the shares of Common Stock pledged under the Forward Contract.
     (d) Not Applicable.
     (e) Not Applicable.
Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Agreement and Plan of Merger, dated as of March 15, 2005, by and among Fortune Brands, Inc., ACCO World Corporation, Gemini Acquisition Sub, Inc. and General Binding Corporation (incorporated herein by reference to Annex A to the Issuer’s Amendment No. 2 to Registration Statement on Form S-4/A dated July 15, 2005)

99.2	Registration Rights Agreement, dated as of March 15, 2005, by and between ACCO World Corporation and Lane Industries, Inc. (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-4/A dated June 22, 2005)

99.3	Affiliate Letter, dated as of August 2, 2005 between Lane Industries, Inc. and Acco World Corporation*

99.4	Contribution Agreement dated as of November 9, 2005, by and among Lane Industries Inc., LED I LLC and LED II LLC**

99.5	Confirmation Agreement dated as of November 21, 2005 between LED I LLC and Deutsche Bank AG***

99.6	Joint Filing Agreement dated as of November 22, 2005 among Lane Industries Inc., LED I LLC and LED II LLC**

99.7	Underwriting Agreement dated September 21, 2006 among Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as representatives of the several underwriters, Acco Brands Corporation and the securityholders listed in Schedule B thereto****

99.8	Lock-up Letter Agreement dated September 15, 2006 by Lane Industries, Inc. addressed to ACCO Brands Corporation, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.****

99.9	Lock-up Letter Agreement dated September 15, 2006 by LED I, LLC addressed to ACCO Brands Corporation, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.****

99.10	Lock-up Letter Agreement dated September 15, 2006 by LED II, LLC addressed to ACCO Brands Corporation, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.****

*	Previously filed with the Original 13D on August 26, 2005.
**	Previously filed with Amendment No. 2 to Schedule 13D on November 23, 2005.

***	Previously filed with Amendment No. 3 to Schedule 13D on March 20, 2006.

****	Previously filed with Amendment No. 4 to Schedule 13D on September 28, 2006

SIGNATURES
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 27, 2006

LANE INDUSTRIES, INC.

By:	/s/ Arthur J. Schiller

Name: Arthur J. Schiller
Title: Secretary and General Counsel

APPENDIX I
INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF LANE
INDUSTRIES, INC., LED I LLC and LED II LLC
The following table sets forth the name, business address and principal occupation or employment at the present time for each director and executive officer of the Filing Parties, Inc. Unless otherwise noted, each person is a citizen of the United States and each such person’s business address is 1200 Shermer Road, 4th Floor, Northbrook, IL 60062.
A. Lane Industries, Inc.

Name and Address	Title	Principal Occupation
Andrew N. Lane	Director	Private Investor

19351 Highway 82
Carbondale, Co 81623

Nelson P. Lane	Director	Private Investor

1286 Spring Creek Road
Silverthorne, CO 80498

James Friedlieb	Director	Partner, Arthur Andersen

Arthur Andersen
33 West Monroe Street
Chicago, IL 60603

Harry Mosgrove	Director	Private Investor and Consultant
8065 Iris Street
Arvada, Colorado 80005

Forrest M. Schneider	Executive Officer	President and Chief Executive Officer of Lane Industries, Inc.

Arthur J. Schiller	Executive Officer	Secretary & General Counsel of Lane Industries, Inc.

1

Name and Address	Title	Principal Occupation
Richard R. Fabbrini	Executive Officer	Senior Vice President and Chief Financial Officer of Lane Industries, Inc.

Jaime Knez	Executive Officer	Vice President — Treasurer of Lane Industries, Inc.

William M. Keating	Executive Officer	Vice President of Lane Industries, Inc.

B. LED I LLC

Forrest M. Schneider	Executive Officer	President

Richard R. Fabbrini	Executive Officer	Vice President

William M. Keating	Executive Officer	Vice President

Arthur J. Schiller	Executive Officer	Secretary

Jaime Knez	Executive Officer	Treasurer

C. LED II LLC

Forrest M. Schneider	Executive Officer	President

Richard R. Fabbrini	Executive Officer	Vice President

William M. Keating	Executive Officer	Vice President

Arthur J. Schiller	Executive Officer	Secretary

Jaime Knez	Executive Officer	Treasurer

2